SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 26, 2014

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis announces divestiture of influenza vaccines business to CSL for USD 275 million

•                  CSL to acquire Novartis influenza vaccines business, including development pipeline, for USD 275 million

•                  Announcement follows a transaction announced on April 22, 2014 to divest the non-influenza segments of Novartis Vaccines to GlaxoSmithKline

Basel, Switzerland, October 26, 2014 — Novartis today announced it has entered into a definitive agreement to divest its influenza vaccines business to CSL Limited (CSL) for an agreed price of USD 275 million. This transaction requires regulatory approvals and is expected to close in the second half of 2015.

CSL has more than 40 years of experience in the influenza vaccines business and operates in 27 countries with more than 13,000 employees worldwide. In addition to vaccines, CSL has established businesses in plasma-driven therapies, pharmaceuticals, antivenoms and immunohemotology. The Novartis influenza vaccines unit will be combined with CSL’s subsidiary, bioCSL.

“In CSL, we have found not only an owner for the influenza business that shares our commitment to protecting public health, but also a strong growth platform for the business and our associates,” said Joseph Jimenez, CEO of Novartis.

The Novartis influenza vaccines business has a strong track record of delivering almost 1 billion doses of seasonal and pandemic influenza vaccines globally over the last 30 years. The company was the first and only manufacturer with the flexibility of two production technologies — egg-based vaccines for seasonal, pandemic and pre-pandemic, and cell-culture-based vaccines for antibiotic-free production with the potential for rapid scale-up to protect against pandemic threats. The business also benefits from access to a proprietary adjuvant platform and leadership in pandemic preparedness.

Novartis remains fully committed to the influenza business during the transition period to closing, including honoring agreements with customers, research and development for influenza vaccines and product launches.

Related transactions and deal terms

Until the transaction with CSL is completed, Novartis will continue to operate its influenza vaccines business and report its results under discontinuing operations. The influenza vaccines business will be reported together with the non-influenza business until such time as the non-influenza vaccines business is divested to GlaxoSmithKline plc (GSK) as part of the previously announced transaction.

As a result of today’s announcement, IFRS requires a separate valuation of the influenza vaccines assets. This immediately triggers the recognition of an exceptional impairment charge of approximately USD 1.1 billion (pre-tax) as the book value of the influenza vaccines assets are above the selling price. This charge is a non-cash accounting impact and will be excluded from the Group’s core results. Upon closing the deal with GSK for the remaining non-influenza vaccines business, Novartis expects to record a substantial one-time, non-cash operating income gain, which would more than compensate for the impairment charge associated with the influenza vaccines transaction.

On April 22, 2014, Novartis announced that it had reached a definitive agreement with GSK to exchange certain assets, building global leadership in key segments and focusing the Novartis portfolio. Under the agreement, which is interconditional, Novartis would strengthen the company’s innovative pharmaceuticals business by acquiring GSK oncology products, and would divest Novartis Vaccines (excluding influenza) to GSK. The two companies would also create a joint venture, combining their consumer divisions to create a world-leading consumer healthcare business. Separately, Novartis announced a definitive agreement with Eli Lilly and Company (Lilly) to divest its Animal Health Division, further focusing its portfolio on the leading businesses of innovative pharmaceuticals, eye care and generics. These transactions are subject to closing conditions. The Lilly transaction is expected to close in the first quarter of 2015 and the GSK transaction is expected to close in the first half of 2015.

As announced on April 22, 2014, Novartis also expects to record significant additional one-time, non-cash operating income gains upon closing of the other inter-conditional transactions with GSK and the separate transaction with Lilly. These gains will also be excluded from the Group’s core results.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “to acquire,” “to divest,” “expected,” “ will,” “commitment,” “potential,” “committed,” “growth platform,” “to exchange,” “inter-conditional,” “would,” “to create,” “subject to,” “expects,” or similar terms, or by express or implied discussions regarding the potential completion of the announced transactions with CSL, GSK and Eli Lilly, or regarding potential future sales or earnings of any of the businesses involved in the announced transactions, or of the Novartis Group, and regarding any potential strategic benefits, synergies or opportunities as a result of the announced transactions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed transactions will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular future financial results in the future. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that any other closing conditions for any of the transactions might not be met; the potential that the strategic benefits, synergies or opportunities expected from the transactions may not be realized or may take longer to realize than expected; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection; global trends toward health care cost containment, including ongoing pricing pressures; general economic and industry conditions, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 135,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Liz Power Novartis Global Media Relations +1 212 830 2466 (direct) +1 617 583 3015 (mobile) elizabeth.power@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Stephen Rubino	+1 862 778 8301
Thomas Hungerbuehler	+41 61 324 8425	Susan Donofrio	+1 862 778 9257
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	October 26, 2014	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting